UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02017709

NO ACT
P.E 12-19-01
1-b 8610

February 8, 2002

Wayne A. Wirtz
Assistant General Counsel
SBC Communications Inc.
175 E. Houston Street
2nd Floor
San Antonio, TX 78205

Act 1934
Section
Rule 14a-8
Public Availability 2/8/2002

Re: SBC Communications Inc.
Incoming letter dated December 19, 2001

Dear Mr. Wirtz:

This is in response to your letter dated December 19, 2001 concerning the shareholder proposal submitted to SBC by Nick Rossi. We also have received a letter on the proponent's behalf dated January 11, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Nick Rossi
P.O. Box 249
Boonville, CA 95415

Wayne A. Wirtz
Assistant General Counsel

SBC Communications Inc.
175 E. Houston Street
2nd Floor
San Antonio, Texas 78205
Phone 210 351-3736
Fax 210 351-3467

1934 Act/Rule 14a-8

December 19, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2002 Annual Meeting
Shareholder Proposal of Nick Rossi

Dear Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. SBC has received a shareholder proposal and a revised proposal from Nick Rossi for inclusion in SBC's 2002 proxy materials. SBC has rejected the revisions. For the reasons stated below, SBC intends to omit the proposal from its 2002 proxy statement.

Pursuant to Rule 14a-8(j), enclosed are six copies each of: SBC's cover letter to the proponent, this statement, the proponent's letter submitting the proposal, and the proponent's letter submitting the revised proposal. A copy of this letter and related cover letter are being mailed concurrently to the proponent to advise him of SBC's intention to omit the proposal from its proxy materials for the 2002 annual meeting.

The Proposal

On October 25, 2001, SBC received a letter from the proponent, part of which reads as follows:

> *Shareholders request the Board of Directors redeem any poison pill previously issued unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.*

On November 6, 2001, SBC received revisions to the proposal from the proponent, part of which reads as follows:

> *Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.*

It is my opinion, after review of applicable law and such other documents as I deemed necessary, that the proposal may be omitted from SBC's proxy statement for the reasons stated below.

Reasons the Proposal May Be Omitted from the Proxy Statement

The October 25th Proposal

Pursuant to Rule 14a-8(i)(10): *The company has already substantially implemented the proposal.*

The proposal calls for SBC to redeem any poison pill "previously issued." This term is typically used to refer to a conditional stock right of shareholders, other than a potential acquirer, to acquire equity or debt securities at a favorable price, also known as a shareholder rights plan. SBC does not have a "poison pill" or shareholder rights plan. SBC had adopted such a rights plan in 1989; however, that plan expired on January 27, 1999, without replacement.

Because of the expiration of the rights plan without a replacement, the proposal has been fully implemented and is now moot. In *Release No. 34-20091* (August 16, 1983) the Commission stated that a registrant may properly exclude a proposal under Rule 14a-8(i)(10) where the company has substantially implemented the proposal. In *Bell Atlantic Corporation* (December 15, 1995), the Division of Corporation Finance also reviewed a proposal requesting the board of directors redeem a shareholder rights plan where the company anticipated terminating the plan prior to filing of its proxy materials. The Division permitted the exclusion of the proposal from the company's proxy statement, noting the intended termination of the plan. See also *AMR Corporation* (April 17, 2000) (proposal requiring independent directors on all board committees was to be implemented prior to the company's filing its proxy materials and was properly excludable); *Masco Corporation* (March 29, 1999) (proposal calling for certain qualifications for outside directors was moot as a result of company substantially adopting the same qualifications prior to the company's filing its proxy materials and was properly excludable); and *BankAmerica Corporation* (February 10, 1997) (proposal to invite the company's ten largest shareholders to submit recommendations for nominees to the board was substantially implemented by the company before receipt of the proposal and was properly excludable).

In this instance, there is nothing more that SBC can do to implement the proposal. Therefore, in my opinion, the proposal is properly excludable from SBC's proxy materials under Rule 14a-8(i)(10).

The November 6th Revisions

In *Staff Legal Bulletin No. 14* (July 13, 2001), at E.2., the Division confirmed that the company has the right to refuse to accept revisions to a previously submitted proposal. In Section E.1., the Division noted that it permits "shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." In this regard, SBC does not accept the revisions to the proposal. Moreover, these are not minor revisions designed to comply with a procedural rule, such as making the proposal precatory, correcting false statements or limiting the broad sweep of a proposal that inadvertently invalidates certain contracts. *Id.* The October 25th proposal was intended to relate to the treatment of a specific, existing poison pill, while the November 6th revision addresses the treatment of existing *and* future poison pills not yet adopted by SBC's board. The revision even affects SBC's ability to comply with the proposal. As noted above, SBC already is in compliance with the original proposal; however, because the new proposal is forward looking and addresses unknown plans, SBC would be required to take completely different and unrelated actions to achieve compliance with the revisions.

Therefore, in my opinion, SBC is not required to accept the revisions to the proposal, and the proposal is properly excludable from SBC's proxy materials.

* * *

Consistent with the foregoing authority, it is my opinion that SBC may omit the proposal from its proxy materials for its 2002 Annual Meeting under Rule 14a-8.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,

Wayne Wirtz

Enclosures

cc: John Chevedden
Nick Rossi

Wayne A. Wirtz
Assistant General Counsel

SBC Communications Inc.
175 E. Houston Street
2nd Floor
San Antonio, Texas 78205
Phone 210 351-3736
Fax 210 351-3467

December 19, 2001

VIA CERTIFIED MAIL,
RETURN RECEIPT REQUESTED

Mr. Nick Rossi
P.O. Box 249
Boonville, CA 95415

Dear Mr. Rossi:

On October 25, 2001, we received your letter submitting a proposal for inclusion in SBC's 2002 proxy statement. On November 6, 2001, we received your letter revising your proposal. The company does not accept your revisions and has determined to omit your proposal from its 2002 proxy materials. A copy of the company's letter to the Securities and Exchange Commission is enclosed, detailing our reasons for the action.

Sincerely,

Wayne Wirtz

cc: John Chevedden

Enclosure

RECEIVED

NOV 06 2001

CORPORATE SECRETARY'S OFFICE

JOHN CHEVEDDEN

2215 Nelson Avenue. No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

SBC COMMUNICATIONS INC.
LEGAL DEPARTMENT
RECEIVED

NOV - 6 2001

ab

November 5, 2001

FX: 210/351-2071
PH: 210/821-4105

Mr. Edward Whitacre, Jr.
Chairman, CEO
SBC Communications Inc.
175 E. Houston
San Antonio, TX 78205

Dear Mr. Whitacre and Directors of SBC Communications Inc.,

This is an update of the rule 14a-8 proposal submitted recently. This update is submitted according to the earlier shareholder authorization.

This update of the earlier Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format is intended to be used for publication.

Your consideration and the consideration of our Board of Directors is appreciated.

Sincerely,

John Chevedden on behalf of
Nick Rossi
Record Holder
SBC Communications Inc.

cc:
Nick Rossi

Joy Rick
Corporate Secretary
FX: 210/351-3521

Nov. 5, 2001 Update

4 -SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

The poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future. Currently our board can adopt a poison pill and/or redeem a current poison pill and adopt a new poison pill:

1) At any time
2) In a short period of time
3) Without shareholder approval

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks
  Source: *www.thecorporatelibrary.com/power*

- The Council of Institutional Investors
  www.cii.org/ciicentral/policies.htm & www.cii.org
  recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Institutional Investor Support Is High-Caliber Support

This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000 (Percentage based on yes-no votes).

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

68% Vote at a Major Company

This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website:

www.thecorporatelibrary.com

At this URL page:

http://asp.thecorporatelibrary.net/proposals/FullText.asp?Company_ID=10563&Resolution_ID=515&Proxy_Season=2001

In the interest of shareholder value vote yes:

SHAREHOLDER VOTE ON POISON PILLS

YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

OCT 25 2001

ab RECEIVED

OCT 25 2001

CORPORATE SECRETARY'S OFFICE

Nick Rossi
P.O. Box 249
Boonville, CA 95415

FX: 210/351-2071
PH: 210/821-4105

Mr. Edward Whitacre, Jr.
Chairman, CEO
SBC Communications Inc.
175 E. Houston
San Antonio, TX 78205

Dear Mr. Whitacre and Directors of SBC Communications Inc.,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. This submitted format is intended to be used for publication. Rule 14a-8 stock ownership requirements will continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This is the legal proxy for Mr. John Chevedden and/or his designee to represent me and this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration is appreciated.

Sincerely,

Nick Rossi
Record Holder
SBC Communications Inc.

Oct 22 2001
Date

cc:
Joy Rick
Corporate Secretary
FX: 210/351-3521

4 -SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request the Board of Directors redeem any poison pill previously issued unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission. The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks
  Source: *www.thecorporatelibrary.com/power* from *www.thecorporatelibrary.com*

- The Council of Institutional Investors (*www.cii.org/ciicentral/policies.htm* & *www.cii.org*) recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in the directors who could focus on narrow interests at the expense of the vast majority of shareholders.

In our view, a poison pill can operate as an anti-takeover device to injure shareholders by reducing management responsibility and adversely affect shareholder value. Although management and the Board of Directors should have appropriate tools to ensure that all shareholders benefit from any proposal to acquire the Company, we do not believe that the future possibility of a takeover justifies an in-advance imposition of a poison pill. At a minimum, many institutional investors believe that the shareholders should have the right to vote on the necessity of adopting such a powerful anti-takeover weapon which can entrench existing management.

Institutional Investor Support Is High-Caliber Support

Clearly this proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved 60% APPROVAL from shareholders in 1999. Source: *Investor Responsibility Research Center's Corporate Governance Bulletin*, April-June 1999.

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return

January 11, 2002

Via UPS Letter

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

SBC Communications Inc. (SBC)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Nick Rossi Proposal

Ladies and Gentlemen:

This is respectfully submitted in response to the SBC Communications Inc. (SBC) no action request (NAR). It is believed that SBC must meet the burden of proof under rule 14a-8.

The following may be weaknesses in the company attempt to meet its burden of proof:

1) The SBC no action filing could be considered for a prompt decision since it was not submitted to the proponent at the same time it was submitted to the Office of Chief Counsel. The company letter was dated December 19, 2001 and was not delivered until December 26, 2001 via ordinary mail.
2) In the alternative it is requested that the Staff add 5-days to the Staff calendar for a timely decision on this proposal.
3) Company Fallacy:
A proposal that asks for a future vote on a particular topic would not seem to be materially implemented if there was no company rule to ensure a future vote.
4) Company Fallacy:
In other words according to the company reasoning, any proposal requesting a requirement be met in the future would be considered materially implemented – now – without any past, current or future action needed.
5) November 6, 2001 revision:
The company final deadline for proposal submittal was November 12, 2001. It is believed that the company is citing in error a rule that would apply to revisions submitted after November 12, 2001.

The opportunity to submit additional supporting material beyond this preliminary submission is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: SBC
Nick Rossi

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 8, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SBC Communications, Inc.
Incoming letter dated December 19, 2001

The proposal requests the board of directors to redeem any poison pill previously issued unless it is approved by SBC shareholders. The staff notes that a second proposal was timely received. However, given the lack of clarity regarding whether the proponent was withdrawing the earlier proposal and replacing it with the later, albeit timely, proposal, the staff believes it appropriate to consider the original proposal.

There appears to be some basis for your view that SBC may exclude the proposal under rule 14a-8(i)(10) as moot. The staff notes that the rights issued pursuant to a rights agreement dated as of January 27, 1989, expired January 27, 1999. Under the circumstances, the staff will not recommend enforcement action to the Commission if SBC omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor